March 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-254463)

Ladies and Gentlemen:

Broadstone Net Lease, Inc., Maryland corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-254463), originally filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2021 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” No securities were sold pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account and used to offset the filing fee for the Form S-3ASR filing.

If you have any questions regarding the foregoing application for withdrawal, please contact Stuart A. Barr of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (202) 639-7486.

Very truly yours,

Broadstone Net Lease, Inc.

By:	/s/ John D. Callan
Name:	John D. Callan
Title:	General Counsel and Assistant Secretary